SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)(1)

                               KINARK CORPORATION
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                                (Name of issuer)

                          COMMON STOCK, $.10 PAR VALUE
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                         (Title of class of securities)

                                    494474109
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                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                       OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  SEPTEMBER 13, 1995
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 16 Pages)

                        Exhibit Index Appears on Page 8

--------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             STEEL PARTNERS II, L.P.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  | |
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     3         SEC USE ONLY
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     4         SOURCE OF FUNDS*

                        PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        DELAWARE
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 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               501,100
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           501,100
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        501,100
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        13.38%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             STEEL PARTNERS SERVICES, LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  | |
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        NEW YORK
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 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               25,000(2)
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           25,000(2)
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        25,000(2)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          .67%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------------
    (2) Represents Shares in a securities portfolio owned by a foreign investment company that is managed on a discretionary basis by Steel Partners Services, Ltd.

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             WARREN LICHTENSTEIN
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  | |
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        PF, OO
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        USA
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 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               526,150(3)
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           526,150(3)
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        526,150(3)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        14.04%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------------
    (3) Includes 501,100 Shares owned by Steel Partners II, L.P. and 25,000 Shares managed by Steel Partners Services, Ltd., an entity controlled by Warren
G. Lichtenstein and Lawrence Butler.

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             LAWRENCE BUTLER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  | |
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        USA
--------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               528,100(4)
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           528,100(4)
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        528,100(4)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        14.10%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------------
    (4) Includes 501,100 Shares owned by Steel Partners II, L.P. and 25,000 Shares managed by Steel Partners Services, Ltd., an entity controlled by Warren
G. Lichtenstein and Lawrence Butler.

     This constitutes Amendment No. 3 ("Amendment No. 3") to Schedule 13D filed by the undersigned on March 25, 1995 (the "Schedule 13D"). Except as specifically amended by this Amendment No. 3, the Schedule 13D, as amended, remains in full force and effect. Defined terms shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.

     Item 4 is amended to read in its entirety as follows:

Item 4.  Purpose of Transaction.

         The Reporting  Persons believe that the Shares of the Issuer at current
market  prices  present  an  attractive   investment   opportunity  for  capital
appreciation.

         On September 13, 1995, the Reporting Persons submitted a proposal to the Issuer to provide debt financing and a commitment in connection with a proposed rights offering to be undertaken by the Issuer, a copy of which is attached hereto. The proposal reflects a proposed equity and debt financing which is on substantially better terms than that offered by Michael T. Crimmins, the Chairman of the Board of the Issuer. The Reporting Persons believe that it would be imprudent for the Board to pursue the Crimmins transaction at the present time and reserves any rights it may have to oppose such financing.

         No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as otherwise provided herein. Each intends to review its investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's business affairs and financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares of Common Stock, selling some or all of its Shares, or proposing a slate of nominees for election as directors at the Issuer's annual meeting, a special meeting of stockholders or otherwise.

Item 7. Material to be Filed as Exhibits.

         1.   Joint Filing Agreement (previously filed).

         2. Letter sent by the Reporting Persons to the Issuer on September 13, 1995 with attached Term Sheet for the proposed debt and equity financing referred to in Item 4.

                                    SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  September 14, 1995  STEEL PARTNERS II, L.P.

                            By:  Steel Partners Associates, L.P. General Partner

                            By:  Steel Partners, Ltd. General Partner


                            By:/s/ Warren G. Lichtenstein
                               --------------------------
                                   Warren G. Lichtenstein,
                                   Chief Executive Officer

                            STEEL PARTNERS SERVICES, LTD.


                            By:/s/ Warren G. Lichtenstein
                               --------------------------
                                   Warren G. Lichtenstein,
                                   Chief Executive Officer

                            /s/ Warren G. Lichtenstein
                            --------------------------
                            WARREN G. LICHTENSTEIN


                            /s/ Lawrence Butler
                            -------------------
                            LAWRENCE BUTLER

                                  EXHIBIT INDEX


EXHIBIT                                                              PAGE

1.       Joint Filing Agreement                                previously filed

2.       Letter sent by the Reporting Persons to                        9
         the Issuer on September 13, 1995 with
         attached Term Sheet for the proposed
         debt and equity financing referred to
         in Item 4.